EXHIBIT E

                         [Letterhead of Bank of America]

March 26, 2004

Mr. Richard A. Mager
Managing director
Cove Partners LLC
12230 El Camino Real, Suite 220
San Diego, CA 92130

Dear Mr. Mager:

This is to advise you that Bank of America, N.A. ("Bank") hereby withdraws its proposal set forth in our letter to you dated March 23, 2004. The Bank was threatened with a claim that the Bank had accepted an agreement restricting the Bank's ability to provide the proposed financing. Without acknowledging or refuting the merits of the claim, the Bank has elected to withdraw the proposal. Should you have any questions, please contact me for the name of Bank's counsel.

Sincerely,


Daniel C. DeBrauwere
Senior Vice President